
Mail Stop 3030

September 24, 2015

Donald Farley
Chief Executive Officer
Axion Power International, Inc.
3601 Clover Lane
New Castle, Pennsylvania 16105

>   **Re: Axion Power International, Inc.**
>   **Form 10-K**
>   **Filed April 15, 2015**
>   **File No. 001-36707**

Dear Mr. Farley:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Key Performance Indicators . . ., page 28

1.   We note the first "significant" metric disclosed here. In light of your plan to exit the manufacture of lead acid batteries, please revise future filings to discuss specifically, the amount of revenue growth from your PbC technology. Also, revise future filings to discuss the reasons underlying changes in such revenue, including the reasons for the inability to achieve growth, to the extent applicable.

Item 10. Directors, Executive Officers and Corporate Governance, page 59

2.   Please revise future applicable filings to clarify whether or not you have an audit committee financial expert serving on your audit committee. We note the conflicting statements on pages 11 and 23 of the definitive proxy statement, incorporated by reference to this Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Percival at (202) 551-3498 or Geoffrey Kruczek, Senior Attorney, at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoffrey Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Jolie Kahn, Esq.